SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 1-10315
                                                                         -------

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q    [ ] Form N-SAR

                        For Period Ended: March 31, 2003
                                          --------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Report on Form N-SAR
[ ] Transition Report on Form 11-K

                   For Transition Period Ended: Not applicable
                                                --------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HEALTHSOUTH Corporation
                         -------------------------------------------------------
Former name, if applicable: Not Applicable
                            ----------------------------------------------------

Address of principal executive office: One HealthSouth Parkway
                                       -----------------------------------------

City, state and zip code: Birmingham, Alabama 35243
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                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
[ ] Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

            As reported in its Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 27, 2003 and March 20, 2003, HEALTHSOUTH Corporation (the "Company") disclosed that the SEC and the Department of Justice ("DOJ") were investigating the financial reporting and related activity of the Company. As reported in its Current Report on Form 8-K filed with the SEC on March 26, 2003, the Company announced that in light of the SEC and DOJ investigations into its financial reporting and related activity calling into question the accuracy of the Company's previously filed financial statements, such financial statements should no longer be relied upon. In addition, the Company announced that the Special Audit Review Committee of its Board of Directors has engaged forensic auditors to assist the Company in reviewing the allegations in connection with the Company's financial statements and related disclosures.


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            Because this review is ongoing, the Company is unable to complete the preparation of its financial statements for the three months ended March 31, 2003 and, therefore, will not be able to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2003 on a timely basis. The Company intends to file such report as soon as practicable.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

  William W. Horton                   (205)                       967-7116
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       (Name)                      (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

         As indicated in its Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, the Company was unable to timely file such report for substantially the same reasons as set forth in Part III above, and remains unable to file such report at this time.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes  [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company has engaged forensic auditors to assist the Company in investigating allegations contained in a civil complaint filed by the SEC asserting fraud in connection with the Company's financial statements and related disclosures. Pending the completion of the Company's financial statements to be included in its Quarterly Report on Form 10-Q for the three


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months ended March 31, 2003, the registrant is unable to determine whether there will be any such change in its results of operations.

                                    HEALTHSOUTH Corporation
                             --------------------------------------------
                             (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    HEALTHSOUTH Corporation

                                                    By: /s/ WILLIAM W. HORTON
                                                        ------------------------
                                                        William W. Horton
                                                        Executive Vice President
                                                        and Corporate Counsel

Date: May 14, 2003


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